Form N-SAR, Sub-Item 77C
Submission of matters to a vote of security holders


Global Income & Currency Fund Inc.

333-127253, 811-21791

A special meeting of shareholders was held in the offices of Nuveen Investments on November 16, 2012; at this meeting the shareholders were asked to approve an Agreement and Plan of Reorganization.



Voting results for the annual meeting are as follows:

<c> Common Shares
To approve the Agreement and Plan of
Reorganization.

   For
             2,805,568
   Against
                  48,315
   Abstain
                  22,340
   Broker Non-Votes
                          -
      Total
             2,876,223



The circumstances and details of the reorganization are contained in the SEC filing on September 26, 2012, under Conformed Submission Type DEF N 14 8C, accession number 0001193125-12-406849, which materials are herein incorporated by reference.

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